Exhibit 99.2

BASS, INC.

FINANCIAL REPORT

DECEMBER 31, 2000

BASS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2000

Independent Auditor's Report	Page 1

Balance Sheet	2 - 3

Statement of Operation	4

Statement of Changes in Stockholders’ Equity (Deficit)	5

Statement of Cash Flows	6 - 7

Notes to Financial Statements	8 - 19

INDEPENDENT AUDITOR’S REPORT

Board of Directors
Retalix USA, Inc.

We have audited the accompanying balance sheet of BASS, Inc. as of December 31, 2000, and the related statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BASS, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Flagel, Huber, Flagel & Co.
Certified Public Accountants

Dayton, Ohio

March 9, 2004

BASS, INC.

BALANCE SHEET

DECEMBER 31, 2000

(U.S. $ in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$78
Accounts receivable (less allowance for doubtful
accounts of $ 40)	2,266
Inventories	565
Prepaid expenses	253

TOTAL CURRENT ASSETS	3,162

PROPERTY AND EQUIPMENT
Cost	3,280
Less: accumulated depreciation and amortization	(2,404)

TOTAL PROPERTY AND EQUIPMENT	876

NON-CURRENT ASSETS
Cash surrender value of life insurance	9
Deposits	62
Capitalized software	1,029

TOTAL NON-CURRENT ASSETS	$ 1,100

$5,138

BASS, INC.

BALANCE SHEET (Continued)

DECEMBER 31, 2000

(U.S. $ in thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Line of credit	$921
Accounts payable	1,367
Accrued payroll and related withholdings	224
Other accrued expenses	307
Current portion of capital lease obligation	154
Current portion of officers loans	176
Deferred income	2,429

TOTAL CURRENT LIABILITIES	5,578

LONG-TERM DEBT
Capital lease obligation	103
Officers	379

TOTAL LONG-TERM DEBT	482

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, no par value, 100,000 shares authorized,
issued and outstanding at a stated value of $ .12 per share	12
Accumulated deficit	(934)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(922)

$5,138

BASS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

(U.S. $ in thousands, except per share data)
REVENUES
Product sales	$6,371
Services and projects	5,875

TOTAL REVENUES	12,246

COST OF REVENUES
Cost of product sales	3,667
Cost of services and projects	2,441

TOTAL COST OF REVENUES	6,108

GROSS PROFIT	6,138

OPERATING EXPENSES
Research and development	3,389
Selling and marketing	4,165
General and administrative	2,743

TOTAL OPERATING EXPENSES	10,297

OPERATING LOSS	(4,159)

OTHER EXPENSE	(95)

FINANCIAL INCOME	183

LOSS BEFORE INCOME TAX PROVISION	(4,071)

PROVISION FOR INCOME TAXES	10

NET LOSS	$(4,081)

NET LOSS PER SHARE:
Basic	$(40.81)

Diluted	$(40.81)

BASS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER, 31, 2000

	Common Stock		Common Stock	Unearned ESOP Shares	Receivable from ESOP	Accum. Other Comprehensive Income	Accumulated Deficit	Total
	ESOP Shares	Ordinary Share

U.S. $ in thousands except share data

BALANCE AT JANUARY 1, 2000	41,419	8,582	$12	$(912)	$(262)	$46	$3,147	$2,031
CHANGES DURING 2000:
Net loss							(4,081)	(4,081)
Reclassification adjustment						(46)		(46)
ESOP principal payments to BASS, Inc.					262			262
Release of common stock to ESOP	8,582	(8,582)		912				912

BALANCE AT DECEMBER 31, 2000	50,001	0	$12	$0	$0	$0	$(934)	$(922)

BASS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000

(U.S. $ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (4,081)

Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation	429
Amortization	773
Loss on sale of property and equipment	105
Gain on investment securities	(126)
Changes in assets and liabilities:
Accounts receivable	1,752
Inventories	24
Prepaid expenses	(27)
Cash surrender value of life insurance	(21)
Deposits	(10)
Accounts payable	(417)
Accrued payroll and related withholdings	37
Other accrued expenses	(88)
Deferred income	685

TOTAL ADJUSTMENTS	3,116

NET CASH USED IN OPERATING ACTIVITIES	(965)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of investment securities	192
Purchase of property and equipment	(125)
Capitalized software	(347)
Principal received on loan to ESOP	262
Premiums paid on life insurance	(11)

NET CASH USED IN INVESTING ACTIVITIES	$ (29)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - officers	198
Borrowings on cash value of life insurance	492
Net repayments on capital lease obligation	(152)
Net proceeds from line of credit	496

NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 1,034

BASS, INC.

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2000

(U.S. $ in thousands)
NET INCREASE IN CASH	$ 40

CASH AND CASH EQUIVALENTS - beginning of year	38

CASH AND CASH EQUIVALENTS - end of year	$ 78

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$ 123

Income taxes	10

Noncash financing activities:
Principal reduction on obligation under
employee stock ownership plan	$ 912

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
BASS, Inc. is a privately held Company headquartered in Dayton, Ohio. The Company develops and maintains computer hardware and software systems for retailers and wholesalers mainly in the supermarket and convenience store markets. The Company’s principal market is the United States, but the Company has customers throughout the world. See Note 13.

Depreciation
Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over the estimated useful lives of the assets, which may be different than the life of the associated lease agreement. See Note 3 for information regarding the estimated life of components of property and equipment.

Impairment of Long-Lived Assets
FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of the foregoing assets and intangibles in relation to the operating performance and future discounted cash flows of the underlying assets. The Company did not recognize any impairment losses during the year ended December 31, 2000.

Research and Development Costs of Computer Software
The costs of research, software and product development are treated as an expense of operations as incurred until technological feasibility has been established. Upon technological feasibility, the development costs are capitalized in accordance with the provisions of FAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Amortization of the product begins upon general release to customers. The capitalized costs are amortized using the straight-line method over the estimated economic life of the product, which generally approximates three to five years.

The Company purchases the rights to use some software which is included in its products. These costs are capitalized upon purchase and are expensed as the related product is sold.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories Inventories, consisting of computer hardware and related products, are stated at the lower of cost, determined by the first-in, first-out method, or market.

Cash Flows
For the purposes of the statement of cash flows, the Company considers all highly liquid, unrestricted financial instruments, including short-term bank deposits, with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk
The Company has interest bearing and non-interest bearing deposits in a commercial bank. At December 31, 2000, the Company’s deposits exceeded the federal depository insurance coverage by $ 34,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company grants credit to its customers with no collateral required on trade receivables. To reduce the amount of risk to a minimal level the Company reviews the credit evaluations of its customers on an ongoing basis. An appropriate allowance for doubtful accounts is included in accounts receivable.

The allowance for doubtful accounts is determined using a historical average method and adjusting for specific accounts which are doubtful of collection.

Revenue Recognition
The Company recognizes revenue from sales to end users upon completion of the delivery and installation process and when no material obligations exist under the sales agreement. Revenues from sales to resellers are recognized upon delivery to the reseller, when persuasive evidence exists of a contract and the expectation of collection is probable. The Company does not grant a right of return to end users or resellers.

Revenues from maintenance agreements, which are generally one year in duration, are deferred at the time the agreements are signed. The revenue from these contracts is recognized over the life of the contract. Maintenance costs are charged to expense as incurred. The liability for services is recognized in these financial statements as deferred income.

Earnings per Share
Basic earnings per share were computed based on the average number of outstanding shares at December 31, 2000. There were no transactions during the year which would have a dilutive effect on earnings per share.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities
Investments may be classified as held to maturity, trading, or available for sale. All available for sale securities were sold during 2000. The gain, as a result of this sale, is recognized as financial income in the Statement of Operations. The Company held no other investment securities as of December 31, 2000.

Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Employee Stock Ownership Plan
The Company accounts for this plan in accordance with Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” This statement specifies the accounting and reporting requirements for entities with employee stock ownership plans. See Note 3.

Advertising Costs Advertising costs are charged to operations as incurred. Advertising expense for the 2000 was $130,000.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

2.         PROPERTY AND EQUIPMENT

The following is a summary of property and equipment — at cost, less accumulated depreciation:

(U.S. $ in thousands)	2000	Estimated Life in Years

Research & development equipment	$ 150	3 - 5
Office equipment and
furniture & fixtures	1,455	5 - 10
Computer equipment	1,222	3 - 5
Software	200	3-5
Leasehold improvements	59	5 - 39
Rental pool	194	5

	$ 3,280
Less: accumulated depreciation	(2,404)

	$ 876

3.        LONG-TERM DEBT/RETIREMENT PLANS

The Company has a noncontributory money-purchase pension plan, which covers substantially all employees. There was no contribution to this plan during 2000.

In January 1993, the Company converted a profit sharing plan into an employee stock ownership plan (ESOP). On January 29, 1993, the ESOP borrowed $ 3,800,000 from the Provident Bank, guaranteed by BASS, Inc., repayable in monthly installments of $ 35,185 plus interest, due January 2002. The loan bore interest at a rate of 79.5% of the sum of prime plus 1%. The ESOP also borrowed $ 320,000 from the Company repayable in monthly payments of $ 2,676 including interest at 8%. Using proceeds from the bank loan, Company loan, and Plan assets, the ESOP purchased 50,001 shares of Company stock from two former stockholders for $ 6,000,120. On March 15, 1999, the ESOP borrowed $ 1,231,000 from the Liberty Savings Bank in order to refinance the Provident Bank loan. The Liberty Savings loan was payable in monthly installments of $ 36,220 plus interest. The loan bore interest at a rate of 85% of the sum of prime plus 1%. The loan was paid in full in October 2000 and all previously unreleased ESOP shares were released as collateral.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

3.       LONG-TERM DEBT/RETIREMENT PLANS (Continued)

The Company makes monthly contributions to the ESOP equal to the ESOP’s debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. Debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as an increase in ESOP compensation expense. ESOP compensation expense was $699,000 for 2000.

4.         RELATED PARTY TRANSACTIONS

The Company borrowed approximately $555,000 from two corporate officers. The funds were used to provide working capital for the Company. The interest rate is 9.00% at December 31, 2000 and requires payments of $8,136 per month through June 2004. See Note 9.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

5.         LEASES

Operating Leases
The Company leases office space in Ohio and Arizona with terms expiring through August 2007. The Company also leases office equipment under varying terms expiring through October 2003. Total rent expense under operating leases for the year ended December 31, 2000 was $660,000. See Note 13.

The future minimum lease commitments as of December 31, 2000, are payable as follows:

(U.S. $ in thousands)
Year	Amount
2001	$ 672
2002	672
2003	673
2004	634
2005	627
Later	1,045

$4,323

Capital Lease

The Company leases computer equipment under a capitalized lease expiring in August 2002. This obligation bears interest at 1.2% and is payable in monthly installments of $13,000. The present value of the future minimum lease payments is included in long-term debt. The future minimum lease payments at December 31, 2000 are as follows:

(U.S. $ in thousands)
Year	Amount
2001	$ 156
2002	104

Total minimum lease payments	260
Less amount representing interest	(3)

Present value of net minimum lease payments	$ 257

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

5.        LEASES (Continued)

Depreciation The following is an analysis of capital lease property included in computer equipment at December 31, 2000:

(U.S. $ in thousands)
Capitalized cost of equipment	$ 459
Less accumulated depreciation	(191)

$ 268

Depreciation on these assets totaling $152,000 is included in depreciation expense for the year ended December 31, 2000.

6.        LIFE INSURANCE

The Company is owner and beneficiary of life insurance policies on the lives of various officers of the Company. The face amount of these policies at December 31, 2000 was $ 800,000 which was assigned to Liberty Savings Bank as collateral for the ESOP loan. In October 2000, the Company borrowed approximately $ 500,000 from the cash surrender value of these policies to payoff the ESOP note to Liberty Savings Bank.

7.        INCOME TAXES

The provision for income taxes is based on net income for federal income tax purposes computed at the federal statutory tax rate. The principal causes of permanent and temporary tax differences between financial accounting net income and net income for federal income tax purposes are a result of certain expenses included in the determination of net income being non-deductible for tax reporting purposes and timing differences on the deductibility of certain expenses.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

7.        INCOME TAXES (Continued)

The following is a reconciliation of the income tax provision assuming all income (loss) is taxed at the maximum statutory tax rate of 34%:

(U.S. $ in thousands)	2000
Loss before income taxes as reported
in the statements of operations	$ (4,071)

Income tax provision at statutory rate	$ (1,384)
Increase in tax related to
permanent differences	9
Current year net operating losses where
no deferred tax asset was created	895
Other differences between the measurement
of income for tax purposes and financial
reporting purposes	490

Income tax provision for the reported year	$ 10

Income tax provision consists of the following:

Current income tax provision	$ 10

Deferred income tax provision	0

$ 10

Deferred income taxes are included in the assets section on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to deferred tax assets are based on provisions of the enacted tax law and are computed using the expected tax rate at reversal. The effects of the future changes in tax laws or rates are not considered.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

7.        INCOME TAXES (Continued)

The significant temporary differences which give rise to the deferred tax assets on the accompanying balance sheet and will be deductible for tax purposes in the future are deductions for charitable contributions, deductions carried forward to future years, income from deferred maintenance contracts required to be recognized for tax in the current year, differences in depreciation methods between book and tax including differences due to an involuntary conversion of assets, the uniform capitalization adjustment, and various expense accruals. Also, there are research and development credits, alternative minimum tax credits and federal and state net operating losses that have been carried forward to be utilized in future years.

Under FAS 109, “Accounting For Income Taxes,” a valuation allowance for deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The need for the valuation allowance is periodically evaluated by management. Based on available evidence and the nature of the deferred tax assets, management concluded that a valuation allowance is necessary at December 31, 2000 of $3,107,000. The carrying value of the deferred tax asset is $0.

For income tax purposes, the Company has unused tax credits and net operating losses at December 31, 2000. However, due to the subsequent purchase of the Company by Retalix USA, Inc., virtually all net operating loss and tax credit carryovers have been lost. See Note 13.

8.        CAPITALIZED SOFTWARE

During 2000, amortization related to computer software products held for sale amounted to $497,000. In addition, $276,000 was charged to operations as a write-down of capitalized computer software to its net realizable value for the year 2000.

9.        NOTES PAYABLE

The Company has a $ 1,200,000 line of credit with a local bank, which is collateralized by substantially all assets of the Company. The interest rate is at prime plus 2.0% (11.5% at December 31, 2000). The note is due on demand. The outstanding balance at December 31, 2000 was $921,000.

Notes payable to officers are unsecured and bear interest at 9.0%. The outstanding balances of the notes at December 31, 2000 totaled $555,000. There was accrued interest of $28,000 related to these notes at December 31, 2000.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

10.      COMMITMENTS AND CONTINGENCIES

Leases As shown in Note 5, the Company is obligated under certain lease agreements through 2007. Equipment leases are collateralized by the underlying asset.

Note Payable
As shown in Note 9, the Company’s line of credit is collateralized by substantially all assets of the Company. The line had available credit of $279,000 at December 31, 2000. In addition, the loan between the ESOP and the bank is collateralized by Company stock. In the event of default by the ESOP, the Company could have bore some residual responsibility for repayment of that loan. However, the ESOP loan was paid in full during October 2000.

Contingent Legal Proceeding
The Company was notified during 1999 that they were infringing on the patent of a certain Foundation regarding software included in several Company products. The Company is not unique to this claim and the Foundation has also contacted several of the Company’s customers regarding the same claim. The Company also received a letter from the legal counsel of one of its customers requesting that BASS provide legal defense for it in the event of litigation. No litigation has begun in this matter and the Company’s legal counsel believes the claim is without merit. No provision has been made in these financial statements regarding this claim.

Foreign Currency Translations The Company requires payment from customers in and pays vendors using U.S. dollars and, therefore, recognized no gains or losses from foreign currency translations.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

11.        SUPPLEMENTARY BALANCE SHEET INFORMATION

(U.S. $ in thousands)
Accounts receivable	2000
Trade:
Open accounts receivable	$ 2,010
Open credits reclassified to accounts payable	296
Allowance for doubtful accounts	(40)

$ 2,266

Inventories
Raw materials and supplies	$ 290
Finished products	275

$ 565

Prepaid expenses
Prepaid expenses consist of software licenses and support agreements which are expensed as the related product is sold or over the life of the agreement. Software support agreements are normally one year in duration. The composition of prepaid expenses at December 31, 2000 was:

Un-expired software support agreements	$ 68
Prepaid software licenses	185

$ 253

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

12.     SELECTED OPERATIONS DATA

(U.S. $ in thousands)

Revenues
The Company derives the majority of its revenue from within the United States. Management does not expect that this will change in the near term. No customers accounted for more than 10% of revenues during 2000.

Financial income Interest and dividend income	$ 25
Gain on sale of available for sale securities	126
Increase in cash surrender value of life insurance policies	32

$ 183

Interest expense Total interest expense included in operating expenses during 2000 was $123,000.

13.      SUBSEQUENT EVENT

Sale of Company On September 6, 2001, Retalix, USA, Inc. (a wholly owned subsidiary of Retalix, Ltd., an Israeli corporation) purchased 100% of the outstanding common stock of the Company.